UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period __________ To __________

Commission file number 1-44

ARCHER-DANIELS-MIDLAND COMPANY

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Archer-Daniels-Midland Company
4666 Faries Parkway
PO Box 1470
Decatur, Illinois 62525

Audited Financial Statements and Schedule

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
Years Ended December 31, 2006 and 2005

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Audited Financial Statements and Schedule

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Benefit Plans Committee
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
May 29, 2007

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Interest in Master Trust	$246,788,792	$202,510,035
Accrued investment income	2,044,995	137,740
Participant loans receivable	4,089,396	3,260,103
Contributions receivable from employer	853,727	877,874
Net assets available for benefits	$253,776,910	$206,785,752

See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005
Additions:
Contributions from employer	$8,490,546	$7,906,454
Contributions from participating employees	13,108,309	12,220,114
Dividend and interest income	6,420,617	4,410,443
	28,019,472	24,537,011

Deductions:
Withdrawals	20,953,514	14,116,177
Transfer of assets to another plan	2,610,118	10,764,610
	23,563,632	24,880,787

Net realized and unrealized appreciation in fair value of investments	42,535,318	13,602,323

Net increase	46,991,158	13,258,547

Net assets available for benefits at beginning of year	206,785,752	193,527,205
Net assets available for benefits at end of year	$253,776,910	$206,785,752

See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

General

The ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (the Plan) is a defined contribution plan available to all eligible hourly employees of Archer-Daniels-Midland Company (ADM or the Company).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Participants should refer to the plan document and the prospectus for a more complete description of the Plan’s provisions.

Employee eligibility varies by location and employment status.  Employees should refer to the plan appendix applicable to their participating location for more complete information regarding employee eligibility.

During 2006, the Plan was amended and restated to reflect the addition of an after-tax Roth 401(k) investment option.

Arrangement With Related Party

All plan assets are held by Hickory Point Bank & Trust, FSB, a wholly owned subsidiary of ADM, through a master trust agreement (the Master Trust) established for the Plan and the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees.

Contributions

Under the terms of the Plan, employees electing to participate can contribute from 1% up to as much as 50% of their compensation to the Plan, subject to certain Internal Revenue Service (IRS) limitations and the Plan’s provisions for the participating location.  Participants age 50 or older can make additional “catch-up” contributions, up to the limits allowed under the tax laws.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

The Company matches participant contributions made to the Plan by contributing ADM common stock.  Both participant and Company match contributions immediately vest to the participant.  The Company match varies by location.  Employees should refer to the plan appendix applicable to their participating location for more complete information regarding employee contributions and employer match limitations.

Investment Options

Participants may invest their contributions in one or more of the investment funds offered by the Plan and in ADM common stock.

Participants can elect at any time to convert all or any number of the shares of ADM common stock acquired through participant and Company matching contributions to cash and have the cash transferred to the Plan to be invested in the investment options available under the Plan.

Participant Accounts

Each participant’s account contains the participant’s respective contributions, the Company’s matching contributions and investment earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant account balance. A maximum of one loan may be outstanding to a participant at any time.

Loans are allowed only for purposes of educational or medical expenses, the purchase of a primary residence, and catastrophic events, as determined by the IRS.  Educational or medical expense loans are available for up to five years, home purchase loans are available for up to ten years, and catastrophic event loans have a specified payback period.

The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1% at time of issuance.  Principal and interest are repaid ratably through payroll deductions, with payments taken from each paycheck.

Withdrawal

The full value of an employee’s account is payable following termination of employment.  Withdrawals by active employees are permitted upon reaching age 59 1/2 or for specific hardship circumstances (only after receiving a loan available to the participant under the loan program).

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

Investments in the Master Trust are carried at fair value.  Common stocks are valued at the quoted market price on the last business day of the plan year.  Investments in mutual funds are stated at the reported net asset value on the last business day of the plan year.  Unallocated funds are invested in a short-term money market account.  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the shareholder record date as declared by the related investment.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Plan Expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities or deducted from the sale proceeds, as the case may be.  Participants are also charged loan fees and check processing fees in certain circumstances.  Any remaining costs of administering the Plan are currently paid by the Plan’s sponsor, ADM.  While it is anticipated ADM will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3. Master Trust Investment Information

The Plan’s investments are held in the Master Trust. Investments and the income therefrom are allocated to participating plans based on each plan’s participation in investment options within the Master Trust.  At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was approximately 23%.

The following table presents the fair value of investments for the Master Trust:

	December 31
	2006	2005
Assets
Cash and cash equivalents	$1,326,926	$1,912,028
Investment securities:
ADM common stock	621,115,330	543,690,390
Mutual funds	437,325,612	326,470,455
Other common stock	4,537,560	6,115,240
	$1,064,305,428	$878,188,113

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

3. Master Trust Investment Information (continued)

Summarized financial information with respect to the Master Trust’s investment income is as follows:

	Year Ended December 31
	2006	2005
Net realized and unrealized appreciation (depreciation) in fair value of investments:
ADM common stock	$172,726,655	$52,690,164
Mutual funds	19,363,905	9,146,106
Other common stock	598,282	(907,962)
	$192,688,842	$60,928,308

Dividend and interest income	$30,693,867	$18,962,476

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants remain 100% vested in their accounts.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2006	2005

Net assets available for benefits per the financial
statements	$253,776,910	$206,785,752
Less amounts allocated to withdrawing participants	31,556	341,833
Net assets available for benefits per the Form 5500	$253,745,354	$206,443,919

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

5. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

	Year Ended December 31
	2006	2005

Withdrawals per the financial
statements	$20,953,514	$14,116,177
Add amounts allocated to withdrawing participants	31,556	341,833
Less prior year amounts allocated to withdrawing participants	341,833	–
Withdrawals per the Form 5500	$20,643,237	$14,458,010

Amounts allocated to withdrawing participants were recorded on the Form 5500 for withdrawal requests that have been processed and approved for payment prior to December 31, 2006 and 2005, but not yet paid.

6. Income Tax Status

The Plan received a determination letter from the IRS dated October 1, 2004, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is exempt from taxation.

7. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Schedule

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

EIN: 41-0129150

Plan 030

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Current Value

Participant loans*	Loans, interest rates from 4.75% to 10.5%, maturities through 2026	$4,089,396
* Parties in interest.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

/s/Douglas J. Schmalz

Douglas J. Schmalz
Senior Vice President and Chief Financial Officer

Dated: June 5, 2007

Exhibit Index

Exhibit	Description

23	Consent of Ernst & Young LLP.